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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: December 6, 2001

INFINEON TECHNOLOGIES AG
(Exact name of registrant as specified in its charter)

ST. MARTIN-STRASSE 53, D-81541 MUNICH, GERMANY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains press releases of Infineon Technologies AG dated November 14, 2001 through December 5, 2001.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

INFINEON TECHNOLOGIES AG (Registrant)
Dated: December 6, 2001	By:	/s/ ULRICH SCHUMACHER Name: Dr. Ulrich Schumacher Title: Chairman, President and Chief Executive Officer
	By:	/s/ PETER J. FISCHL Name: Peter J. Fischl Title: Executive Vice President and Chief Financial Officer

News Release / Presseinformation

Infineon Technologies Brings Heightened Security to Automatic Identification and Access Card Markets, Delivers Cryptographic Protection in Contactless ID Chips

    Munich, Germany / Chicago—November 15, 2001—At the Frontline Solutions Expo in Chicago, Infineon Technologies (FSE/NYSE: IFX), a world leader in integrated circuit identification and security products, today announced the availability of Radio Frequency Identification (RFID) products with heightened security features that enable Infineon and its partners to produce identification systems that are resistant to counterfeiting or unauthorized tampering.

    The new crypto version of Infineon's "my-d" chips can be used to store and protect confidential data on a "smart label," or to securely embed information into manufactured goods during production. In personal identification applications, the security features can be used to authenticate the access status of a cardholder. The features also support secure storage of cash value amounts, allowing use of the chips in cards for prepaid payment applications.

    Infineon's my-d RFID products operate at 13.56 MHz frequency and are compliant with the global standard for Vicinity Cards and Smart Label applications (ISO/IEC 15693). By offering much greater memory than competitive products, and by using secure memory sectors on a single chip, my-d products provide ID systems providers with enhanced capabilities and application flexibility. The secure version of my-d incorporates advanced features such as a mutual authentication algorithm based on 64 bit keys and secret key pairs to help limit unauthorized access to data in the secure memory sectors.

    Infineon is the only producer of enhanced security RFID chips manufactured using a 0.25 micron chip process. This enables the company to produce chips with up to 10 Kilobit maximum data capacity, which is from 5 to 40 times larger than other currently available 13.56 MHz chips, with chip size comparable to alternative products. Depending on the label and RF transponder configuration, the operating range of the IC can be up to 70 cm (approximately 2.25 feet) for read and write functions, or up to 120 cm (approximately 4 feet) for, gate configuration systems.

Strong Growth Market

    The growing acceptance of smart labels across a range of industries is one important factor in this strong market growth. In a smart label, the RF chip and antenna are affixed to a product carton or directly to manufactured goods. The paper-thin device is then programmed using a fixed or handheld scanner. This has proven to be a cost-effective solution for industries that need to quickly and accurately identify, track and manage thousands or even millions of items. Smart labels go beyond the simple bar code identification method by providing the benefits of RFID technology—each label is uniquely identified, and more information about a labeled product can be stored. The read/write capability of the chip enables transfer of information and automated updates using an RF scanner, even without line of sight contact.

    In the year 2000, the global market for RFID technology grew to nearly U.S. $898 million in supplier revenue, including all hardware, software and services to provide organizations with systems used for asset management, tracking and tracing of goods in logistics supply chains, and security. According to research published in May 2001 by Venture Development Corporation (‹www.vdc-corp.com›), RF chips accounted for U.S. $76.3 million of this total. Through 2005, total supplier revenue is projected to grow by 24% annually, and revenue for ICs is projected to grow by 34 percent on a compounded annual basis.

    With the availability of the secure, crypto my-d chip, Infineon now offers four chips in its Identsystem IC family to address specific market requirements. Both the "plain" memory mode and enhanced security mode ICs are available in 10 Kbit and 2.5 Kbit versions. For the secure versions, Infineon also provides manufacturers of scanning devices with a Secure Access Module for programming and key locking of secured memory areas. The secure product also can be configured with combinations of secure and openly accessible stored data, providing flexibility for systems providers and end users.

Availability, Sample Pricing

    Samples of the secure, crypto version of the my-d chip are now available, at unit price starting at U.S. $.33 (33 cents) for the 2.5 Kbit version. The plain version of the my-d IC is now available at a unit price starting at U.S. $.30 (30 cents) in low volumes. The products are available in wafer form and inlays in various sizes. Chip modules for use in cards and tags will follow in Q1 2002.

About Infineon

    Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for applications in the wired and wireless communications markets, for security systems and smartcards, for the automotive and industrial sectors, as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In the fiscal year 2001 (ending September), the company achieved sales of Euro 5.67 billion with about 33,800 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com

# # #

This news release is available online at www.infineon.com/news

For the Trade Press: INFCC200111.010 e
Media Relations Contact:
Worldwide Headquarters:	U.S.A.:	Asia:
Monika Sonntag	Matt Schmidt	Kaye Lim
Phone/Fax: ++49 89 234 24497/28482	Phone/Fax: ++1 408 501 6390/2424	Phone/Fax: ++65 8400 689/082
monika.sonntag@infineon.com	matt.schmidt@infineon.com	kaye.lim@infineon.com
Investor Relations Contact: Phone/Fax: +49 89 234 26655 / 26155 E-mail: investor.relations@infineon.com

2

News Release/Presseinformation

Virginia Court Issues Injunction Protecting Infineon Technologies from Assertions of Patent Infringement

    Richmond, Va.—November 27, 2001—Infineon Technologies (FSE/NYSE: IEX) today announced that the Federal District Court for the Eastern District of Virginia said it will issue an injunction barring Rambus Inc. from asserting its fraud-tainted U.S. patents against any of Infineon's SDRAM and DDR SDRAM products manufactured according to open industry standards. The Court's entry of a permanent injunction affirms the August 2001 decision of Federal District Judge Robert E. Payne to uphold a Virginia jury verdict that Rambus committed fraud in connection with the SDRAM standardization process of the Joint Electronic Device Engineering Council (JEDEC).

    "As the Court noted in August, the fraud committed by Rambus affected an entire segment of the semiconductor industry," said Dr. Ulrich Schumacher, President and CEO of Infineon Technologies AG. "This is a very important decision both for Infineon and for the entire DRAM industry, and we are very pleased with the court's action."

    In actions taken during and as a result of the litigation, Judge Payne dismissed all of Rambus' patent infringement claims related to both Infineon's SDRAM and DDR SDRAM products. Judge Payne also ordered Rambus to pay Infineon more than $7 million in attorney's fees and expenses incurred by Infineon as a result of the suits heard by the Court. The Court based the payment order on its finding that the patent infringement claims of Rambus were "baseless, unjustified and frivolous," the seriousness of the fraud, and Rambus' conduct during the litigation.

About Infineon

    Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for applications in the wired and wireless communications markets, for security systems and smartcards, for the automotive and industrial sectors, as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In the fiscal year 2001 (ending September), the company achieved sales of Euro 5.67 billion with about 33,800 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com

For the Business and Trade Press: INFXX200111.013 e
Media Relations Contact:
Worldwide Headquarters:	U.S.A.:	Asia:
Ralph Heinrich	Leslie Davis	Kaye Lim
Phone/Fax: ++49 89 234 22404/28482	Phone/Fax: ++1 408 501 6790/2424	Phone/Fax: ++65 8400 689/082
ralph.heinrich@infineon.com	leslie.davis@infineon.com	kaye.lim@infineon.com
Investor Relations Contact: Phone/Fax: +49 89 234 26655 / 26155 E-mail: investor.relations@infineon.com

News Release / Presseinformation

Infineon Technologies Announces ATM Buffer Manager for High-speed Access and Wireless Networks; Rate Adaptive Features Help Assure Quality of Service

    Munich—November 28, 2001—Infineon Technologies (FSE/NYSE: IFX), a world leading provider of integrated circuits for advanced communications systems, today announced a new version of its Asynchronous Transfer Mode (ATM) Buffer Manager for price sensitive markets. Named ABM-3G, the new chip acts as a "traffic controller" directing, prioritizing and controlling the flow of voice, video and digital data within telecommunications networks while ensuring Quality of Service (QoS). Offering high-performance and competitive pricing the new central component is targeted at next generation wireless infrastructure systems, WAN switches and DSLAM/DLC solutions.

    "Key requirements for traffic management ICs in the high-speed access and wireless markets include scalability, to support a large number of lines in a small footprint, and rate adaptive features to help providers deliver assured Quality of Service," said Christian Wolff, vice president in Infineon's Communications Group and General Manager of the Access Business Unit. "Drawing on our experience in delivering high integration ICs for network switch and line card applications, the newest addition to the Infineon ABM family provides the performance and high-port density needed to exceed all requirements for standards-based OC-12 networks."

    Designed to provide traffic management and shaping functions for ATM switches and Access Multiplexing applications, the new ATM Buffer Manager, ABM-3G, gives system vendors flexible service differentiation by supporting up to 16 traffic classes with individually selectable thresholds. Weighted Fair Queuing (WFQ) secures Quality of Service (QoS) for delay sensitive traffic by applying strong fairness criteria in the utilization of all available bandwidth, while guaranteeing a throughput of up to 687Mbps.

    Targeted at the more price sensitive market, such as Metro Access Networks, the ABM-3G enables system vendors to significantly reduce development time and costs. These are achieved partially due to simplified command schemes utilizing message-based interface (API) and Operating System (OS) independent drivers for easier software development.

    The ABM-3G provides enhanced scheduler performance thereby enabling better traffic management on the loop; with up to 128 schedulers in bi-directional mode or 256 schedulers in uni-directional mode the ABM-3G can assign 1 ADSL port per scheduler for up to 255 ADSL ports thus guaranteeing QoS. Other features are non-blocking backpressure, VC-Merge (for MPLS support), operating power of 3.3V (I/O) and 1.8V (core), and power dissipation of approximately 2W.

Pricing and Availability

    Infineon's ABM-3G chip supports all relevant ATM Forum and ITU-T standards. Packaged in a P-BGA-456, the ABM PXF 4333 V1.1 is priced at US$150 in 1k quantities. Engineering samples are available now.

About Infineon

    Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for applications in the wired and wireless communications markets, for security systems and smart cards, for the automotive and industrial sectors, as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In the fiscal year 2001 (ending September), the company achieved sales of Euro 5.67 billion with about 33,800 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

Infineon and the stylized Infineon Technologies design are trademarks and servicemarks of Infineon Technologies AG.

Any statements in this document that are not statements of historical fact are "forward-looking" and therefore involve risks and uncertainties; actual results may differ from such forward-looking statements. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include uncertainties relating to the acceptance of Infineon's communications IC solutions, including its xDSL technology offerings, and other business factors and uncertainties that are discussed in its filings with the U.S. Securities and Exchange Commission, including in the "Risk Factors" section of its Annual Report on Form 20-F for the year ended September 30, 2001. Infineon Technologies undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For the Trade Press: INFCOM200111.011e
Media Relations Contact	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Reiner Schoenrock	+49 89 234 29593 / 28482	reiner.schoenrock@infineon.com
U.S.A.	Matt Schmidt	+1 408 501 6390 / 2424	matt.schmidt@infineon.com
Asia	Kaye Lim	+65 8400 689 / 082	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
	Investor Relations	+49 89 234 26655 / 26155	investor.relations@infineon.com

2

News Release / Presseinformation

Infineon's new VINETICTM Family Drives Integration of Voice in Packet Based Telecommunication Networks to New Heights

    Munich, DSLCon Europe, November 28, 2001—Infineon Technologies AG (FSE, NYSE: IFX) a leading provider of integrated circuits for advanced communications systems today announced a new family of telephony chips for next generation packet based telecommunication networks. VINETIC (Voice and InterNet Enhanced Telephony Interface Circuit) is the first telephony chipset family that integrates a full-powered DSP directly into the codec/SLIC, thereby offering a unique set of features for Voice over Packet (VoDSL, VoATM, VoIP) applications. Offering various levels of DSP performance and integrated RAM, the VINETIC family is targeted at Customer Premises Equipment, like Integrated Access Devices (IAD), Cable Modem or Residential Gateways, and Next Generation Access Network Linecards for POTS, ISDN, ADSL, VDSL, APON, EPON and CVoDSL.

    "Offering both flexibility and scalability, the VINETIC devices are optimally suited for today's steadily growing Voice over Packet (VoP) market, enabling system providers to easily match chip performance to their specific needs and offer new convergence solutions" said Christian Wolff, Vice President of Infineon's Communications Group and General Manager of the Access Business Unit. "Furthermore, the new family of Codecs uses Infineon's well-known and proven SLIC devices, making migration to the full-featured VINETIC smooth and simple. No changes to the design of the analog front-end are required, leading to a significant savings in development cost."

    The different members of the VINETIC family provide all features required for both IP and ATM based packet voice transmission. The key features include line echo cancellation of up to 128 ms, voice processing compliant to G.711, G.726/7, G.723.1, G.729 and G.728, fax relay and jitter buffer handling. All analog functions are performed with a minimum of external components and no relays thereby allowing cost efficient and reduced board space solutions.

VINETIC Devices

    The VINETIC family includes 2, 4 and 8 voice channel codec devices with different levels of DSP performance and integrated SRAM required for voice processing, all providing the same hardware and software interfacing.

VINETIC-4/8VIP	Quad/octal voice channels; includes full-powered DSP for all VoP applications with simultaneous support of all vocoders, fax-relay and far-end echo cancellation.
VINETIC-4/8M	Quad/octal voice channels, reduced DSP power and smaller SRAM, targeting cost-sensitive applications where ADPCM Compression and 16ms echo cancellation is appropriate.
VINETIC-0	Stand-alone voice processor, DSP only version, no integrated codecs; for ISDN, xDSL and Channelized VoDSL applications where no codec/SLICs are required.

    The analog POTS interface offers fully programmable impedance and transhybrid matching, gain adjustments, programmable feeding current, off-hook detection, balanced and unbalanced ring generation, ring-trip detection, metering pulse generation, and line testing.

Pricing and Availability

    Engineering samples of the new devices will be available together with evaluation boards and reference designs with control software, coefficient calculation software, and a complete suite of firmware early 2002.

    All VINETIC devices will be delivered with a complete set of firmware functions running on the incorporated DSP and a software platform called TAPI (Telephony Application Programming Interface) running on the host controller. Both are free of charge. Further Infineon offers the possibility to obtain patent indemnification for the low-bitrate vocoders G.723.1, G.728 and G.729.

    The VINETIC chipset prices include both codec and SLIC and start from US $4,50 per line for medium quantities. For further documentation on the VINETIC family, please visit us at http://www.infineon.com/vinetic

About Infineon

    Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for applications in the wired and wireless communications markets, for security systems and smartcards, for the automotive and industrial sectors, as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In the fiscal year 2001 (ending September), the company achieved sales of Euro 5.67 billion with about 33,800 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

For the Trade Press: INFCOM200111.014e
Media Relations Contact	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Reiner Schoenrock	+49 89 234 29593 / 28482	reiner.schoenrock@infineon.com
U.S.A.	Matt Schmidt	+1 408 501 6390 / 2424	matt.schmidt@infineon.com
Asia	Kaye Lim	+65 8400 689 / 082	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
	Investor Relations	+49 89 234 26655 / 26155	investor.relations@infineon.com

2

News Release / Presseinformation

Solectron and Infineon Enter Into Design Alliance for Complete Wireless Solutions

    Singapore, November 28, 2001—Solectron Corporation (NYSE: SLR), the world's leading provider of electronics manufacturing and supply-chain management services, and Infineon Technologies AG (FSE/NYSE: IFX), a leading supplier of wireless communication components, today announced an alliance to offer originally designed personal communication device solutions.

    Under the agreement, Solectron will provide customers with a complete supply-chain solution, including design, manufacture, after-sales service and logistics support, for originally designed GSM and GPRS based personal communication devices. Designed in partnership with Infineon, the devices will be based upon chipsets and GSM/GPRS software from Infineon and its subsidiaries, Comneon and Danish Wireless Design. In addition, Solectron will provide for the industrial design, as well as the mechanical, power and cooling design aspects of the devices.

    "By partnering with Infineon, Solectron will offer innovative, cost-competitive design, production and support packages that are optimized to meet specific customer and end-market requirements," said Ajay Shah, executive vice president of Solectron, and president and CEO of Solectron's Technology Solutions business unit. "This offering responds to customer demands for an original design solution, coupled with a global manufacturing and after-sales service reach, for their GSM and GPRS based product needs."

    In today's marketplace, companies seeking to develop GSM and GPRS based devices face shorter and shorter product lifecycles, creating less time and resources for the development of low to mid range product categories. Solectron and Infineon's originally designed personal communication devices will allow companies to invest their scarce resources where they are needed the most—on the marketing of their products and services, as well as the development of high-end GSM and GPRS devices.

    "Infineon, with many years of experience in wireless technologies, expands our commitment to the wireless market by providing full support to players within the value-chain—addressing global end-user requirements with complete innovative solutions at optimized cost," said Peter Bauer, executive vice president and chief sales and marketing officer, Infineon Technologies. "Infineon and Solectron are committed to delivering complete wireless solutions to meet the rapidly changing market conditions of our customers."

    Personal communication devices include cell phones, pagers and wireless equipped personal digital assistants. These devices may be either stand-alone units or integrated into mobile or fixed stations, such as vehicles or fixed-base wireless telephone systems. Infineon provides manufacturers of cell phones and other personal communication devices with referenced design solutions for the reliable development of GSM based products, enabling faster time to market and production.

    Solectron will manufacture the personal communication devices at its volume production facilities located in strategic end-markets around the globe. Regional logistics and post-manufacturing support will be provided through Solectron's worldwide network of repair and distribution centers.

About Infineon

    Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for applications in the wired and wireless communications markets, for security systems and smartcards, for the automotive and industrial sectors, as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In the fiscal year 2001 (ending September), the company achieved sales of Euro 5.67 billion with about 33,800 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

About Solectron

    Solectron (www.solectron.com) provides a full range of global manufacturing and supply-chain management services to the world's premier high-tech electronics companies. Solectron's offerings include new-product design and introduction services, materials management, high-tech product manufacturing, and product warranty and end-of-life support. Solectron, the first two-time winner of the Malcolm Baldridge National Quality Award, has a full range of industry-leading capabilities on five continents. Its headquarters are in Milpitas, Calif.

Safe harbor

    Except for the historical information contained herein, this release contains forward-looking statements that are subject to risks and uncertainties, regarding, among other things, the anticipated benefits of the agreement based on current expectations. In particular, while the companies have announced their agreement to work together, there is no assurance that the parties will successfully complete the projects intended under the agreement.

Solectron contacts:
Media Contacts:	Analysts Contact:
Matt Roszell	Thomas Alsborg
Solectron Corporation	Solectron Corporation
+1 (408) 586-4031 (U.S.)	+1 (408) 956-6614 (U.S.)
mattroszell@ca.slr.com	thomasalsborg@ca.slr.com
For the Trade Press: INFWS200111.015e
Media Relations Contact	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Guenter Gaugler	+49 89 234 28481 / 28482	guenter.gaugler@infineon.com
U.S.A.	Toni Goodrich	+1 408 501 6382 / 2424	toni.goodrich@infineon.com
Asia	Kaye Lim	+65 8400 689 / 082	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
	Investor Relations	+49 89 234 26655 / 26155	investor.relations@infineon.com

2

News Release / Presseinformation

Infineon and Toshiba Jointly Develop Bluetooth Solution for Consumer Products—Breakthrough towards Mass Market for Wireless Interface

    Munich, Germany, and Tokyo, Japan, December 5, 2001—Infineon Technologies (FSE/NYSE: IFX) and the semiconductor branch of Toshiba today announced a jointly developed Bluetooth system solution for a variety of consumer products especially for PC related applications such as desktop PCs, notebooks and printers. The joint solution is based on a radio frequency transceiver chip, manufactured by Infineon and the corresponding baseband controller chip produced by Toshiba. This allows the two companies to offer their customers a total solution in Bluetooth wireless communications. The complete Bluetooth solution will be available within the first quarter 2002, thus simplifying the integration of Bluetooth technology into consumer products for a rapid expansion in the number of products supporting Bluetooth.

    Bluetooth, an industrial wireless system specification, which uses the unlicensed 2.4 gigahertz radio spectrum to easily connect digital consumer products over short distances, is designed to transmit up to one million bits of data per second using very low power. According to Cahners In-Stat (as of November 2001) more than 2,500 companies now support the Bluetooth standard and they predict there will be hundreds of millions of Bluetooth-enabled devices by 2005.

    "Our cooperation with Toshiba will further accelerate Bluetooth penetration into consumer products," explained Christian Baumgart, vice president and general manager, Short Range Wireless at Infineon Technologies. "The new transmitter and receiver IC is complementing our successful BlueMoon family and represents a major step towards embedded Bluetooth applications. The cooperation with Toshiba semiconductor endorses the Infineon Bluetooth solutions and roadmap which are primarily targeting at the market of size critical applications such as mobile phones and PDAs."

    "We are very excited by this opportunity to bring our baseband IC and Infineon's transceiver IC to our customers," said Shigeru Komatsu, general manager of Network & Telecommunication System LSI Division of Toshiba's Semiconductor Company. "We see Bluetooth as the most promising digital communications technology. Toshiba is a founding member of the Bluetooth Special Interest Group and promotes Bluetooth related products. Our baseband IC together with Infineon's transceiver IC will help us establishing a leading position in the emerging digital consumer market."

Infineon further expands BlueMoon™ Family

    In order to complement the successful BlueMoon family of Bluetooth system solutions, Infineon has developed the new Bluetooth RF transceiver PMB 6626, which provides a pure digital baseband interface to embedded baseband solutions. Due to the highest level of integration, the PMB 6626 combines overall cost effectiveness due to reduced Bill of Material with highest performance, such as an input sensitivity level of -91dBm. Major building blocks as for example integrated 13MHz oscillator cell and Gaussian pulse shaper are completely integrated into this new RF transceiver solution.

    PMB 6626 samples have already been delivered to key customers who adapted the PMB 6626 as the perfect match for Toshiba's Bluetooth baseband LSI. Volume production will start in first quarter of 2002.

Toshiba Introduces Baseband LSI "TC35651"

    Toshiba's Bluetooth baseband LSI is fabricated with 0.18u complementary metal oxide semiconductor (CMOS) process technology and has a 1.5V power supply. It incorporates a reduced instruction set computer (RISC)-based processor, embedded SRAM and a PCM digital audio interface that enables transmission of audio data. It also integrates interface circuits for USB1.1 and UART. In developing this LSI, Toshiba has adopted core circuit technology from Nokia, the world leader in cellular phones, which achieves highly reliable interoperability between multiple Bluetooth-enabled platforms.

    TC35651 samples also have already been delivered to key customers. Mass production of LSI will start in the first quarter of 2002.

About Infineon

    Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for applications in the wired and wireless communications markets, for security systems and smartcards, for the automotive and industrial sectors, as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In the fiscal year 2001 (ending September), the company achieved sales of Euro 5.67 billion with about 33,800 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

About Toshiba Corporation

    Toshiba Corporation's wide-ranging capabilities assure the company's position as a world leader in semiconductors, LCDs and other electronic devices, and allow it to support customers around the world with a complete portfolio of semiconductor solutions. Toshiba has 188,000 employees and annual sales of over US$47 billion. Visit Toshiba's website at http://www.toshiba.co.jp.

*Bluetooth is a trademark owned by its proprietor and used by Infineon Technologies under license.

For the Business Press: INFWS200112.018e
Media Relations Contact	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Guenter Gaugler	+49 89 234 28481 / 28482	guenter.gaugler@infineon.com
U.S.A.	Toni Goodrich	+1 408 501 6382 / 2424	toni.goodrich@infineon.com
Asia	Kaye Lim	+65 8400 689 / 082	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
	Investor Relations	+49 89 234 26655 / 26155	investor.relations@infineon.com

2

News Release / Presseinformation

Siemens AG Gives Up Voting Right Majority on Infineon Shares

    Munich, Germany—December 5, 2001—Siemens AG today announced that the company has given up its voting right majority on Infineon Technolgies AG shares.

    Following the spin out of Siemens AG's semiconductor division and the subsequent initial public offering of Infineon Technologies AG this step represents the logical consequence. Both Siemens and Infineon had always sought to separately manage their companies according to their different business models, thus planning to reduce Siemens' controlling interest to a minority.

    "I welcome this step, which was always planned. We are pleased that Siemens found a way to deconsolidate Infineon in a way that is friendly to Infineon's shareholders", commented Dr. Ulrich Schumacher, CEO and president of Infineon Technologies AG. With this important step Infineon will continue to run its business in an autonomous and successful manner. Certainly, Siemens will continue to remain an important strategic partner and key customer."

About Infineon

    Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for applications in the wired and wireless communications markets, for security systems and smartcards, for the automotive and industrial sectors, as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In the fiscal year 2001 (ending September), the company achieved sales of Euro 5.67 billion with about 33,800 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

    You can access the Siemens press release at: http://www.siemens.com

For the financial and business press: INFXX200112.019e
Infineon Technologies AG
	Corporate Media Relations	Corporate Investor Relations
P.O. Box 80 09 49	Katja Schlendorf	Matthias Poth
81609 Munich, Germany	Phone: ++49 89 234-26555, Fax: -28482	Phone: ++49 89 234-26655, Fax: -26155
Phone +49 89 234-0	E-mail: katja.schlendorf@infineon.com	E-mail: investor.relations@infineon.com

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